Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statements Nos. 333-184230 and 333-167695 on Form S-8 of Parker Drilling Company of our report dated July 8, 2013, with respect to the consolidated statement of financial position of ITS Tubular Services (Holdings) Limited as of 31 December 2012, 2011 and 2010, and the related consolidated income statement, consolidated statements of comprehensive income, changes in deficit and cash flow for each of the years in the three-year period ended 31 December 2012 (which report expresses an unmodified opinion and includes emphasis-of-matter paragraphs relating to a prior year restatement and ITS Tubular Services (Holdings) Limited’s ability to continue as a going concern), included in this Current Report on Form 8-K.

/s/ Deloitte LLP

Aberdeen, UK

July 8, 2013